Filed pursuant to Rule 424(b)(3)
File No. 333-249684

PIMCO Dynamic Credit and Mortgage Income Fund

(the “Fund”)

Supplement dated August 6, 2021 to the Fund’s Prospectus, Statement of Additional Information and Prospectus Supplement, each dated October 27, 2020, as supplemented

(respectively, the “Prospectus,” the “SAI” and the “Prospectus Supplement”)

At a Joint Special Meeting of Shareholders of PIMCO Dynamic Income Fund (“PDI”) and PIMCO Income Opportunity Fund (“PKO”) (the “Special Meeting”) held on August 6, 2021, shareholders of PDI approved the issuance of additional common shares of beneficial interest of PDI (the “Merger Shares”) to be issued in connection with the reorganization of each of the Fund and PKO (collectively, the “Acquired Funds”) with and into PDI. In addition, shareholders of PKO approved the Agreement and Plan of Reorganization pursuant to which PKO will be reorganized with and into PDI. No action was needed from shareholders of the Fund.

In connection with the reorganizations, the Board of Trustees of PDI has approved a conditional 0.05% (five basis points) reduction in the annual management fee rate paid by PDI to PIMCO from 1.15% to 1.10% of PDI’s average daily total managed assets effective as of the date of the closing of the reorganization of the Fund into PDI. The fee reduction is contingent on the consummation of the reorganization. As a result, if the Fund is reorganized into PDI, the combined fund would pay a management fee at the annual management fee rate of 1.10% of the total managed assets of the combined fund. The Fund currently pays a management fee to PIMCO at an annual rate of 1.15% of the total managed assets of the Fund.

In light of the existing similarities in the investment strategies and holdings of PDI and the Fund, PIMCO generally does not expect to restructure the Fund’s portfolio or reposition its holdings to a significant extent prior to the reorganization in order to align with PDI’s investment strategies. However, as of August 6, 2021 through the closing of the reorganization, the Fund will be in a “transition period” during which PIMCO may need to reposition the assets of the Fund to align with the investment strategies of PDI and prepare to transfer the assets of the Fund. During this time, the Fund may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply.

The reorganization is currently expected to occur in approximately two to three months (and in any event not earlier than in two months), subject to PIMCO’s market outlook and operational considerations and the satisfaction of applicable regulatory requirements and customary closing conditions. Upon consummation of the reorganization, shareholders of the Fund will receive Merger Shares (and cash in lieu of fractional Merger Shares, if any) with a net asset value equal to the net asset value of their shares of the Fund at the time of the reorganization. The reorganization is expected to be a tax-free event for federal income tax purposes, although any cash received by Fund shareholders in lieu of fractional Merger Shares may give rise to taxable capital gains for the shareholder.

The Fund and PDI have the same investment objectives – to seek current income as a primary objective and capital appreciation as a secondary objective. The Fund and PDI pursue substantially similar investment strategies, utilizing a dynamic asset allocation strategy across multiple fixed income sectors. Following the reorganization, Fund shareholders will become shareholders of PDI, and PDI will continue to be managed in accordance with PDI’s existing investment objectives and strategies. A fuller description and comparison of the investment policies, strategies and restrictions of PDI and the Fund, as well as a description of the terms of the reorganization, is contained in the proxy statement/prospectus.

The Fund may make dispositions of certain portfolio holdings before the reorganization. These sales may result in brokerage commissions and other transaction costs, and may result in the realization of capital gains that would be distributed to Fund shareholders as taxable distributions.

For more information regarding the Fund or the reorganizations, please call 844-337-4626. The proxy statement/prospectus relating to the reorganizations is also available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the most recent Fund prospectus carefully, available for free on PIMCO’s website (https://www.pimco.com/), before making any investment decisions.

Investors Should Retain This Supplement for Future Reference

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